November 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jarrett Torno

Division of Corporation Finance, Office of Manufacturing

Dear Mr. Torno:

We write on behalf of our client, Caesarstone Ltd. (the “Company” or “Caesarstone”) following the conversation with members of the Staff (the “Staff”) of the Division of Corporation Finance on September 23, 2020 and subsequent communications.  We have set out below the information conveyed by the Company in that call, which we hope will be of assistance to the Staff in its review of the Company’s filings.

The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Please note that certain materials referred to in this letter are being provided supplementally to the Staff pursuant to Rule 83 of the Securities and Exchange Commission and Rule 418 under the Securities Act of 1933, as amended.

Information Provided

The Company’s CODM, Mr. Yuval Dagim, the Company’s CEO, is provided with the information set forth below.

Revenue Information

The CODM receives revenue information for each region on a daily, weekly and monthly basis.  The CODM reviews this information regularly with each regional manager.

Intra-Region P&L Information

Starting in 2020 after establishing the new regional structure, in connection with the Company's first and second quarter results, the Company prepared profit and loss (“P&L”) information for each region that was provided to the Company’s board as part of the CFO’s presentation of the quarterly financial results.  The CODM also receives the board materials, including the regional P&L information, shortly before each quarterly board meeting.  The CODM does not review this information with regional managers or by himself other than in connection with approval of the Company’s financial statements by the board.

The Company has provided to the Staff supplementally the CFO’s presentation to the Board in connection with the Company’s first quarter 2020 results of operations (provided separately as Exhibit A). The regional P&L information is included solely in an appendix to the presentation starting on page 28 and is not presented or discussed in the board meeting. The core presentation prior to the appendix is devoted to the Company’s consolidated performance and regional performance is presented solely based on revenues.  The CFO’s second quarter 2020 presentation was consistent with this approach. The Company notes that regional P&L information was not included in the CFO’s third quarter 2020 presentation (provided supplementally as Exhibit B) nor will be included in future such presentations.

The P&L information is not prepared on a GAAP basis and is not prepared on a comparable basis among the different regions. For example:

•
Manufacturing expenses are allocated evenly across all regions without allocating manufacturing expenses from the relevant facility in which goods are manufactured to the region in which those goods are sold.  The Company estimates that its gross margins and EBITDA margins would change significantly for certain regions if such expenses were appropriately allocated. For example, the Company estimates that the APAC region would reflect a gross profit margin that is over 10 percentage points higher.

•
Some regions receive services from the Company’s corporate headquarters for functions they do not have in the region, such as logistics, marketing, finance and other administrative services.  These expenses are not allocated to that region where other regions have these functions and the related expenses are reflected in the P&L for that region.

•	Functions such as Corporate IT, finance, legal and other headquarter functions support all regions to differing extents, but are not allocated to any of them.

Use of Information Provided

Revenue information is used regularly by the CODM to assess each region’s performance and allocate resources.  Revenue growth has been a key focus for the Company for many years. The adoption of its Global Growth Acceleration Plan in May 2019 was in significant part to develop revenue growth engines with a particular focus on the United States.  Regional managers are tasked with responsibility for driving revenues and the CODM communicates regularly with regional managers about revenue performance.

The Company has provided to the Staff supplementally the CEO’s presentation to the Board in connection with the Company’s 2020 budget and first quarter 2020 results of operations (provided as Exhibits C and D). These focus entirely on the Company’s consolidated performance and regional performance is presented solely based on revenues. The CEO’s second quarter 2020 presentation was consistent with this approach.

P&L information is used solely to monitor each region’s budget compliance and is therefore compared against that same region’s historical performance on a quarterly basis.  The P&L information has no comparability among regions because its intended use is not to help the CODM allocate resources among different regions. The CODM does not manage each region to a specific P&L metric because of this lack of comparability; however, the information offers the CODM and the Board a snapshot of intra-regional performance once each quarter.  In addition, the CODM does not review the P&L information with regional managers because operating expenses are managed on a centralized basis and not on a regional basis. The CODM does not review the P&L information with regional managers, does not use it to allocate resources and does not use it to assess performance on a Company-wide basis.  Given the recent and limited use of this information as described in detail above, in the future the Company is prepared to eliminate such practice if the Staff believes that such information raises a question regarding segment reporting.

The Company does not analyze gross margin by region based on whether the region has direct or indirect sales functions.  In fact, many regions have a combination of such sales.  The Company’s statements in its Form 20-F regarding gross profit margins being higher in direct markets were general statements based on the economic reality of direct and indirect sales.  For example, distributors incur additional expenses, such as advertising. Therefore, the Company’s average selling prices are lower than in direct markets in which Caesarstone incurs such expenses.

Budget Process

The Company’s budget process is a “bottoms up” process of collecting information from the regions and corporate functions in the Company in order to establish a consolidated budget. It does not involve collecting individual regional budgets or establishing individual EBITDA targets for each region.

Preparation

The budget process usually starts in the first half of September each year with the Company’s headquarters presenting a global marketing plan for the coming year that discusses the Company’s product roadmap and new product launch plans.  Following receipt of that plan, each region prepares a detailed revenue plan. The revenue plan is presented by each region to senior corporate management of the Company, including the CEO and CFO, and is discussed and refined through several iterations.

The revenue plan is the driver of the next steps in the budget process which involves the Company’s corporate headquarters working with regional managers to establish the following during October each year:

1.	Production plan – This is prepared by corporate headquarters on a consolidated level.
2.	Head count plan – This is determined by corporate headquarters for corporate functions and by the regions for sales and marketing employees.
3.	OPEX plan – This is determined by corporate headquarters for headquarter functions and by the regions for each region’s sales and marketing activities.
4.	CAPEX plan – This is determined by corporate headquarters on a consolidated basis after receiving input from all functions and regions.

The plans listed above are discussed on a global consolidated level with key corporate functions at the Company, including the VPs for production, supply chain, HR, IT and Finance, and with the regions.

In November of each year, the Company’s corporate finance team consolidates the plans described above into a consolidated budget which is reviewed by the CEO and CFO.  The CEO and CFO then propose changes to total expenses in the consolidated budget in order to achieve targeted consolidated results. The finance team then allocates the resulting expense cut targets to each of the Company’s global corporate functions (production, supply chain, global marketing, IT, Finance, legal, HR, R&D) and to each of the regions. The targets for each function (corporate and regional) are determined taking into consideration several parameters including the need to support revenue growth in that region, compliance with regulations, changes compared to prior periods and the priorities of different initiatives. The targets are not related to regional profitability measures. The revised expense targets for the global support functions and the regions are then reviewed and approved by the CEO before being communicated to the relevant executives by the finance department. The presentation to the CEO does not include any regional P&L or regional profitability measures but only a consolidated P&L and summary of the revised expense reductions required from each global support function and region. As an example, a region may be requested to cut a specific dollar amount and reduce its headcount by a specified number of people. The discussion at this stage is limited to expenses.

In addition to the above process, the consolidated CAPEX plan is reviewed separately by the CEO and CFO with the relevant corporate functions based on the following prioritization: EHS and regulatory requirements, replacements and upgrades of equipment, and strategic investments. Almost all CAPEX is related to production and supply chain both of which are global.  Therefore, regional projects have little impact and there is little discussion with regions because CAPEX is a centrally controlled item. Allocation of resources for CAPEX is undertaken centrally and none of these items relate to regional profitability.  For example, if there is a decision to start a new product line, the Company does not examine where sales will be made, but looks overall at the impact of a new product.

Budget Reviews vs. Actual during the year

The CODM reviews actual performance primarily through sales data.  The CODM reviews daily sales reports for each region and holds monthly meetings with the regions to discuss sales performance.  The CODM does not review expense information during the quarter and relies on the CFO to discuss with him any significant expense issue that arises between the quarterly presentations to the board.

There is no routine informal means by which the CODM receives periodic expense informant.

As can be seen from the CEO’s presentations to the BOD provided supplementally as Exhibits C and D, his primary focus is on sales in each region and consolidated results.

Compensation

The variable compensation of regional managers is based on a combination of consolidated results (revenues and EBITDA) and regional results (revenues and EBITDA).  Regional EBITDA results are only given a weighting of approximately 25% for the calculation of variable compensation with the balance based 20% on regional revenue performance, and 35% on consolidated results and 20% on personal targets.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc: Ophir Yakovian, CFO, Caesarstone Ltd.